Trading Symbol (TSX-V: ANZ, OTCQB: TARSF) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 22-16

Alianza Minerals Announces $1 million Flow Through Non-Brokered Private Placement

Not for distribution to United States Newswire Services or for dissemination in the United States

Vancouver, BC, December 12, 2022 - Alianza Minerals Ltd. (TSX-V: ANZ, OTCQB: TARSF) (“Alianza” or the “Company”) is pleased to announce a non-brokered private placement of 20 million “Flow-Through” Shares of the Company at a price of C$0.05 per Share for gross proceeds to the Company of up to $1 million (the “Offering”).

The proceeds from the sale of the Flow-Through Shares shall be spent on exploration (“Canadian Exploration Expenditures” as defined by the Income Tax Act of Canada) at the Company’s Haldane Silver Project in the Keno Hill District, Yukon. Previous drilling on the Haldane Silver Project recently discovered high-grade silver mineralization (including HLD20-19 which hit 4.48 metres averaging 444 g/t silver, 0.15 g/t gold, 1.5% Pb and 1.3% Zn and hole 21-24 which hit 3.14 metres averaging 1,351 g/t silver, 0.08 g/t gold, 2.43% Pb and 2.91% Zn). Mineralization at Haldane resembles that historically mined from Keno Hill District deposits in grade and style. Drilling in 2023 will target the expansion of the West Fault target as well as other targets such as the Bighorn discovery, where the only drill hole to test this target discovered new Keno-style vein mineralization.

Jason Weber, P.Geo., President and CEO of Alianza commented, “We are very pleased with the support from our shareholders and investors, who are as eager as we are to advance the exploration programs at Haldane and continue to expand the potential for high grade silver deposits in one of the world’s highest grade silver districts.”

The closing of the Offering is expected to occur on or about December 20, 2022 and is subject to receipt of all necessary regulatory approvals including the TSX Venture Exchange (the “TSX-V”). Finder’s fees of 7% in cash will be paid to eligible parties. The common shares issued with respect to the Offering will be subject to a hold period of four months and one day in accordance with applicable securities laws.

This news release does not constitute an offer of securities for sale in the United States. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent U.S. registration or an applicable exemption from U.S. registration requirements.

About Alianza Minerals Ltd.

Alianza is a discovery focused minerals exploration company, working to provide metals for the modern economy following best ESG practices. Alianza has ongoing exploration programs at the 100% owned flagship Haldane Silver Project in the prolific Keno Hill District, Yukon Territory. Additionally, the Company has a portfolio of gold, silver and base metal projects in Yukon Territory, British Columbia, Colorado, and Nevada. Alianza has one silver project (Tim, Yukon Territory) optioned to Coeur Mining, Inc., two copper projects (Klondike and Stateline, Colorado) optioned to Allied Copper Corp. and is actively seeking partners to advance other projects. Alianza also holds certain royalties on projects in North and South America.

The Company is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTCQB market in the US under the symbol “TARSF”.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.alianzaminerals.com

Twitter: https://twitter.com/AlianzaMinerals

LinkedIn: https://www.linkedin.com/company/alianza-minerals-ltd

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.